FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 20, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 20, 2006	NEWS RELEASE 06-05	MAE – TSX MNG – AMEX

Miramar Reports Resource Growth Reaches Critical Mass to Support Large
Development Studies
 — Indicated Resource Increases by 75% over 2004 —

VANCOUVER — BC – Miramar Mining Corporation today announced a significant increase in the mineral resources at its 100% controlled Hope Bay project in Nunavut. Using the same cut-off grades as in 2004, more than one million new ounces of gold have been added to the Madrid resource. In addition, given the, recently identified potential for a large open pit concept at the Madrid area, changes in resource reporting parameters have led to an overall increase of 2.6 million ounces of gold due to lowering cut-off grades.

“We believe that Hope Bay remains the largest, good grade undeveloped gold project in Canada as demonstrated by the magnitude of the resource increases in the Madrid area,” said Tony Walsh, Miramar’s President & CEO. “These new estimates suggest the potential of the Hope Bay belt to become a major mining district in Canada. Further, given the strong gold price, there remains opportunity to maximize ounces at Boston by approaching the deposit with an open pit model as opposed to an underground model (what the current resource estimate reflects). With a combined 9.1 million ounces of gold resource at an average grade of 5 grams per tonne, Hope Bay continues to demonstrate its huge potential to become a major Canadian greenstone belt. This growth brings us closer to our goal of achieving significant long term, low cost gold production.”

Dramatic Growth in Resources at Hope Bay since 1999

Highlights for 2005 include:

•	At Madrid, a significant increase due to successful extension of Naartok East and West zones from 2005 drilling (resource increase of 2,617,000 ounces).
•	Indicated Resources have increased by 75% due to aggressive 2005 infill drilling program.

•	At Boston, a new more robust resource block model based on underground mining parameters generated to replace the previous polygonal model. Although more robust, this model reflects a minor 50,000 ounces overall decrease. However, given the current gold price, there is opportunity to increase the Boston resource with a potential open pit.
•	At Doris Central, an increase in resource of 111,000 ounces
•	Resource reporting parameters changed to reflect potential open pit at Madrid.

Hope Bay Resources

The following table sets out the year-end mineral resource estimates for the Hope Bay project.

Hope Bay Project Mineral Resource Estimates to December 31, 2005 (Includes Mineral Reserves at Doris North)
Category/Deposit	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (000’s oz)
Indicated Resources
Boston	2,312	10.7	798
Doris	1,169	19.3	726
Madrid	14,167	4.5	2,030

Sub-total Indicated Resources	17,892	6.3	3,554
Additional Inferred Resources*:
Boston	5,520	9.5	741
Doris	1,634	14.5	766
Madrid	29,594	4.2	3,965

Sub-total Additional	36,748	5.4	5,472
Inferred Resources*

*Inferred resources are in addition to indicated resources

This table contains rounded sum and totals may vary. .

The increase in gold resources is a reflection of successful exploration programs in 2005 that were primarily focused on expanding the Madrid deposits. The bulk of the 2005 increase is the result of expanded mineralization at Madrid, in particular the Naartok East deposit. A significant increase in the indicated resource category at Madrid was achieved due to a successful infill drill program completed in early 2005. While there was no drilling at Boston in 2005, a series of resource block models were created to replace the previous polygonal resource calculations. The resulting block model focused on the higher grade portions of the Boston deposit to determine parameters suitable to underground development and resulted in a minor reduction in contained ounces of 50,000 ounces. At Doris, positive results from limited drilling on the Doris Central Deposit, 1.2 kilometres south of the Doris North deposit, resulted in an resource increase of 111,000 ounces. The 2005 resources above represent a more than 40% increase in the overall Hope Bay resource from 2004.

Madrid Resource Details

The updated resource estimates for the Madrid area at various cut-offs, taking into account the 2005 drilling, are summarized below.

Madrid Resource Estimates at Various Cut-off Grades as of December 31, 2005

Category & Cut-off	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
1.0 g/t cut-off
Indicated	23,011,100	3.32	2,453,500

Madrid Resource Estimates at Various Cut-off Grades as of December 31, 2005

Category & Cut-off	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Additional Inferred	56,534,400	2.87	5,205,400

2.0 g/t cut-off
Indicated	14,166,900	4.46	2,031,400
Additional Inferred	29,737,700	4.12	3,942,200

3.0 g/t cut-off
Indicated	8,211,700	5.92	1,561,700
Additional Inferred	16,930,200	5.40	2,940,400

4.0 g/t cut-off
Indicated	5,261,000	7.30	1,234,300
Additional Inferred	9,635,400	6.89	2,135,600

Miramar’s outlook for Development at Hope Bay

Miramar’s goal is to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution to shareholders, Miramar developed a phased approach to maximizing gold production from the Hope Bay belt. This approach started with the proposed small scale, high grade Doris North Mine (Phase One). Further development plans include Doris Central, upper Boston and western Madrid where Miramar believes sufficient resources have been identified to support the Phase Two development of a longer life operation, blending bulk tonnage Madrid production with higher grade feed from other deposits.

The 2006 program is primarily focused on completing a feasibility study for this contemplated Phase Two development: however, over the past year, internal studies have indicated that there may be opportunities for a Large Pit Concept at Madrid. Work in 2006 will also include examining the viability of this larger scale operation. This Large Pit Concept could eliminate a phased approach to Hope Bay and catapult the project directly to large scale production after Doris North. By the end of 2006, based on the results of the feasibility and economic studies completed, the Company should be able to make a decision on the path forward that represents the best value for shareholders.

2006 Work Program

Miramar plans to spend approximately $30 million at Hope Bay in 2006. The objectives being pursued this year are:

a)	to complete a feasibility study that defines development of operations that could produce 250,000 – 300,000 ounces per year by incorporating material from Doris Central and the upper portions of Madrid and Boston (Phase Two); and

b)	to complete initial drilling and studies to determine if the northern most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 — 750,000 ounces per year, also incorporating high grade feed from the Doris and Boston deposits (Large Pit Concept).

The 2006 program is based in part on a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario; both greenstone belts with prolific gold production over the last century. The bulk of the program will be directed towards resource drilling in the Madrid area with lesser drilling at the Boston and Doris deposits. Miramar plans to incorporate these results into feasibility and other studies to be completed by year end which will enable the Company to determine the best path of development going forward.

For details on the 2006 drilling program, please refer to the news release dated April 6, 2006 on the Company’s website at www.miramarmining.com.

Permitting

In March 2006, Miramar announced that the Nunavut Impact Review Board (the “NIRB”) had issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report completes the environmental impact assessment conducted by the NIRB under Part 5 of Article 12 of the Nunavut Land Claims Agreement. The NIRB report requires acceptance by the Minister before the NIRB can issue a project certificate.

If the NIRB report is accepted by the Minister, after a project certificate is issued by the NIRB, Miramar will work with the various agencies and stakeholders to obtain the individual permits and licences required to put the Doris North project into production.

Quality Assurance

All resource and reserve estimates have been prepared by the Miramar Hope Bay Limited staff and directly employed consultants in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration, for Miramar Mining Corporation. All resource models were estimated utilizing three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which were estimated utilizing a two dimensional polygonal approach. In 2005 new resource models were created for Doris Central, Boston and the Naartok/ Rand portion of the Madrid area to incorporate new drilling. All previous resource estimates and models are unchanged from 2004. All deposits have been subject to a capping exercise whereby capping grades were applied as determined by geostatistical analysis. Also, cut-off grades were used for all deposits and vary according to deposit size, grade and geometry. The resource estimates for the Doris group of deposits, South Suluk, South Patch 14 and Boston deposit have utilized a cut-off grade from 4.0 to 8.0 g/t gold based on the assumption that possible extraction would likely be by underground methods. The remaining Madrid group of deposits, Naartok, Rand and Suluk were modelled utilizing a lower grade cut-off on the assumption that likely extraction would be by open pit methods. The Madrid area deposits are presented at a range of cut-off grades with a 2.0 g/t gold cut-off used for the Resource Summary table above.

The current resource estimates for Boston comprise previously reported measured resources (estimated only in the Boston B2 Zone where the resource blocks have been undercut by underground development) which are now included in the indicated portion of the resource. Indicated resources generally lie within 25 metres of a drill hole within detail drilled areas and inferred resources generally lie no more than 50 metres from a drill hole except for a portion of the thicker zones at Naartok have been extended up to 100m where geological confidence can been displayed. The estimates for the Suluk deposit at Madrid and Boston were reviewed by Roscoe Postle Associates Inc. in 2003-2006, who believe the estimates are prepared in accordance with applicable regulations. The resource estimates for Doris Hinge, Doris North and South Patch were audited by independent resource consultant SRK engineering of Toronto in 2002. The resource estimates for the Naartok and Rand portions of Madrid were prepared by John Zbeetnoff, P. Geo., Consultant and Darren Lindsay, P. Geo., Exploration Manager, Miramar Hope Bay Limited. And reviewed by John Wakeford P. Geo., Vice President and Qualified Person for Miramar Mining Corporation and will be reviewed by an external consultant group.

Included within the above numbers are approximately 158,000 ounces at 18.6g/t of gold that are included in possible mine pillars at Doris. Pillars lie within 30 m of lake bottoms (Pillars) and are unlikely to be mined without significant economic and permitting challenges. The regulations for pillars under lakes in Nunavut require the Mines Inspection Branch to provide a variance for mining within 100m of a lake bottom. There can be no certainty that such a variance will be granted.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls Hope Bay containing one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The decision to proceed with mining at Doris North is subject to the availability of permits and financing and a variety of other contingencies. Any plans for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to exploration work and feasibility and economic studies at the Hope Bay project and the expected results of this work and alternative development and mining plans and estimates are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “might,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the risks and uncertainties described elsewhere in this press release; risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and that the actual results of work will not identify mineral deposits that permit satisfaction of Miramar’s objectives or goals or realize the perceived potential of Miramar’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system.

These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:   (604) 985-2572      Fax:   (604) 980-0731
Toll Free:   1-800-663-8780
Email:  info@miramarmining.com

3D Block Diagram of Madrid Area with Deposit Locations

Miramar
Hope Bay Ltd.
Madrid Trend
Resource area
Showing
Trend of favorable
rock units and structure
Deformation Zone
0 1 2 3 km
Kink
Doris North
Doris Connector
Doris Central
North Patch
Naartok
Suluk
South of Suluk
Marianas
Deformation Zone
North Nexus
South Nexus
Gas Cach